NEWS RELEASE

AUGUST 29, 2005

WEALTH MINERALS PROVIDES INFORMATION ON PROSPECTS IN JUJUY,

NW ARGENTINA

Vancouver, British Columbia. Wealth Minerals Ltd. (the “Company” or “Wealth”) - (TSX Venture Exchange: WML, OTCBB: WMLLF, Frankfurt: EJZ), is pleased to release additional descriptions of properties located in the province of Jujuy, acquired through the purchase of Madero Minerals S.A. (news release dated July 12, 2005). The six properties are part of a larger package of highly prospective concessions in the provinces of Salta, Jujuy, Catamarca, La Rioja and San Juan all located in northwest Argentina. Each property in Jujuy has known uranium occurrences and several have polymetallic veins containing various base metals.

In Jujuy province, Wealth has six properties totalling 31,000 hectares. The Tusaquilla Property is the largest covering an area of approximately 26,000 hectares. Mineralization on the property includes alkaline granitic complex with a number of known occurrences of uranium, thorium and rare earths.

The other five properties in Jujuy each cover an area of 1,000 hectares and all have known occurrences of uranium. The Purisima Property and the Paicone Property are the most advanced properties. The Purisima has a number of polymetallic veins found over a strike length of approximately 1 km. These veins contain various minerals of copper, lead, zinc, cobalt, nickel and uranium.  Previous exploration work has included minor underground development and surface trenching.

The Paicone Property is underlain by Ordovician marine sediments intercalated with fragmental volcanic rocks.  Tertiary sedimentary rocks unconformably overlie this sequence.  The volcanics and Tertiary sediments are anomalous in uranium.  In addition there are occurrences of polymetallic veins containing copper, tin and uranium mineralization.

Argentina is home to Latin America’s most advanced nuclear energy program. Two nuclear plants are operational while a 3rd is near completion. The two plants supply about 9% of the country’s electricity. The Company believes that Argentina, which has had a number of producing uranium mines, including the Dr. Baulies Mine in Mendoza, the Don Otto Mine in Salta and the Sierra Pintada/San Rafael Mine in Mendoza, has been relatively under-explored for uranium in recent years and represents a promising area for new discoveries.  An example of the potential target Wealth seeks is the Cerro Solo uranium deposit located in Chubut province, Argentina.  This deposit which is owned by CNEA has been the subject of a prefeasibility study which concluded that it is economically viable based on mineable reserves at an average grade of 0.3% U3O8 containing a recoverable uranium oxide content of 10.3 million pounds.

Wealth is pleased to announce that exploration work started July 2005 at Mackenzie Gold Project in BC, Canada. The Company is looking forward to announcing results in the fourth quarter.

Wealth is also pleased to announce that Michael W. Kinley, C.A. has become CFO replacing Jon Lever who, due to other commitments, resigned on July 31, 2005. Wealth wishes to thank Mr. Lever for his efforts on behalf of the Company.

Mr. Kinley has extensive public company experience and, the financial qualifications to play an important roll as the Company continues to rapidly expand. Mr. Kinley received his Chartered Accountant designation in 1973, was admitted to the Chartered Accountants of Nova Scotia in 1980 and the Chartered Accountants of British Columbia in 2003 and was a partner for a large national accounting firm.

The Company further announces that pursuant to its Stock Option Plan, it has granted incentive stock options to certain directors, employees and consultants, of up to an aggregate 175,000 common shares in the capital stock of the Company.  The options are exercisable on or before May 5, 2007 at a price of $1.05 per share.  The Stock Option Plan was approved by the members of the Company at the Annual General Meeting held on September 27, 2004.

Wealth Minerals Ltd. is a mineral exploration company with 12.3 million shares outstanding, approximately Cdn$3.0 million in treasury and listings on the TSX Venture Exchange, OTCBB and Frankfurt Exchanges.

On Behalf of the Board of Directors of

WEALTH MINERALS LTD.

“Jerry Pogue”

Director

For further information, please contact:

Phone: 604-331-0096 / E-mail: info@wealthminerals.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release, which has been prepared by management.

This release contains forward-looking statements within the meaning of the “safe harbour'' provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  The Company assumes no obligation to update any forward-looking information contained in this news release.

Suite 1901 – 1177 West Hastings Street, Vancouver, BC Canada V6E 2K3

Tel 604.331.0096  Fax 604.408.7499

www.wealthminerals.com